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December 2, 2009

Ms. Jessica Barberich
Assistant Chief Accountant
U.S. Securities and
Exchange Commission
100 F Street, N. E.
Washington, D.C. 20549

Re:	Medical Billing Assistance, Inc. (the Company)
Form 10-K for the Year Ended December 31, 2008
Filed April 7, 2009

Dear Ms. Barberich;

  This is in response to your October 27, 2009 comment letter to the Company. The numbered paragraphs correspond to the numbered paragraphs in your letter.

Item 2. Description of Property, page 10

1.            Your disclosure indicates that you own office equipment, and you disclose anaccounting policy for property and equipment on page 24. However, there is nosuch equipment reflected in your audited financial statements either on the faceof the financial statements or in the accompanying notes. Please reconcile for us this discrepancy in your disclosures.

The appropriate language has been revised.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

2.          We note your discussion of your results of operations and have the following comments:

Ms. Jessica Barberich
Assistant Chief Accountant
December 2, 2009

•
You reported revenues totaling $24,632 for 2008. Please specifically tell us how you earned these revenues. You disclose on page 4 that you have no active operations and on page 8 that you have no established relationships at this time; thus, it is unclear how you generated these revenues.

•
We also note that you had no revenues in 2007, but earned revenues in 2008. Please tell us if this represents a trend that is expected to continue. Discuss whether you have contracts in place that will result in revenues in future periods and your expectations for the future.

•
Please note that it is not appropriate to simply state the changes in line items with no narrative discussion or analysis of material changes. Please refer to Release 33-8350 for reference and revise your results of operations discussion in future filings. Please provide us with your proposed future disclosure which also incorporates the items noted in the other bullet points.

      The appropriate clarifications have been made.

Item 8. Financial Statements and Supplementary Data

Consolidated Statements of Operations, page 19

         3.    Please clarify what is included in the line item “cost of goods sold”. Your business appears to be one in which you provide services and not one in which goods are sold.

  During 2008 the Company sold various medical equipment and medical supplies to customers. The Company’s cost of these items is included in cost of goods sold.

4.          Please clarify what is included in the line item “General and Administrative”.

For 2007 general and administrative costs consisted of accounting $6,750, legal $7,500 and miscellaneous charges of $213 for a total of $14,463. For 2008 general and administrative costs consisted of accounting $6,950, filing fees $5,936, legal $1,300, office expenses $998 and miscellaneous charges  of $176 for a total of $15,360.

Note 1. Organization, Operations and Summary of Significant Accounting Policies

Revenue Recognition, page 24

Ms. Jessica Barberich
Assistant Chief Accountant
December 2, 2009

5.          Please clarify the terms of a typical contract and how you determine when revenue is earned under such terms. Please specifically address how you account for up-front payments, if applicable, in your response. Also, cite the accounting guidance that you are relying upon to determine your revenue recognition policy.

The Company uses the accounting guidance set forth in SAB 13 in determining its revenue recognition policy. A typical billing contract calls for a minimum monthly fee with possible upward adjustments depending on volume. The monthly fee is determined by the number of claims submitted on a monthly basis by the client, and by the number of special documents required to support those claims. Revenue is considered earned on a monthly basis after the service to the client has been provided. Fees are billed after services are rendered, so accounting treatment of up-front payments is not applicable.

Item 9A(T). Controls and Procedures

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures, page 26

6          Please amend your filing to present the conclusions of your principal executiveand principal financial officers regarding the effectiveness of your disclosurecontrols and procedures. Stating that “we concluded” does not meet therequirements of Item 307 of Regulation S-K which requires disclosure of the conclusions of your principal executive and financial officers.

The appropriate clarifications have been made.

Exhibit 31.1

7.          Please confirm that your principal executive and principal financial officer signedthe certifications in his own personal capacity. Also, in future filings includingany amendments please remove the title of the certifying officer(s) in thesalutation-of your certifications. Please ensure that the certifications arc in the exact form prescribed in Item 60l(B)(31) of Regulation S-K.

The appropriate clarifications have been made.

Ms. Jessica Barberich
Assistant Chief Accountant
December 2, 2009

Form 10-Q for the quarter Ended June 30, 2009

Exhibit 31.1

8.          We note that you omitted the part of the introductory language in paragraph 4 ofyour certification that refers to the certifying officers’ responsibility forestablishing and maintaining internal control over financial reporting for thecompany and paragraph 4(b). Please amend your entire filing to include the certification in the exact form prescribed by Item 601(B)(31) of Regulation S-K. Also, please see Question 246.13 of the Compliance and Disclosure Interpretations on Regulation S-K, which can be found at http ://www.sec. gov/divisions/corpfin/gujdance/regs-kinterphtm for reference.

The appropriate clarifications have been made.

   As requested in your comment letter, we have been authorized by the Company to state that the Company acknowledges the following:

         The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   If you have any additional questions, do not hesitate to contact David Wagner at (303)793-0304. For accounting comments, please contact Mr. Ronald Chadwick at (303) 306-1967.

Medical Billing Assistance, Inc.

/s/ Michael West
Michael West
President